CALVIN B. TAYLOR BANKSHARES, INC.
P. O. Box 5, 24 North Main Street, Berlin, Maryland 21811

May 11, 2007

Mr. Kevin W. Vaughn, Branch Chief
United States Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Washington, D.C. 20549

Subject: Response to letter dated April 16, 2007
            Calvin B. Taylor Bankshares, Inc. (Company)
            Form 10-K for Fiscal Year Ended December 31, 2006 (Filed March 13, 2007)

Dear Mr. Vaughn,

We appreciate your constructive comments for the purpose of improving the disclosures in our filing. Our response to each comment in the referenced letter follows:

Comment #1
Form 10-K, Management’s Discussion and Analysis, Loan Quality, page 15
 You have requested that we enhance our original disclosure, which reads:
"Generally, the Company will not require a negative provision to reduce the allowance as a result of either net recoveries, or a decrease in loans."

We propose a revision to say:
"If management’s assessment indicates that the allowance is materially higher than required by generally accepted accounting principles, the Company would seek concurrence of its banking regulators prior to recording a negative provision for the fiscal year."

Further explanation:
Management is concerned that its regulators would take exception to our recording a negative provision, even in light of recent regulatory guidance regarding the allowance for loan losses. Historically, our banking regulators have discouraged negative provisions.

Mr. Kevin Vaughn, Branch Chief
United States Securities and Exchange Commission

Comment #2

Consolidated Financial Statements, Note 1. Summary of Significant Accounting Policies; Loans and allowance for loan losses, page 7

You have requested that we enhance our original disclosure, which reads:
"The allowance for loan losses is maintained at a level deemed appropriate by management to provide adequately for known and inherent risks in the loan portfolio. If the current economy or real estate market were to suffer a severe downturn, the estimate of loss potential could be increased. At December 31, 2006, management concluded that substantially all of the balance of the allowance was "general" in nature, that is, it could not be specifically allocated to individual loans or to major categories of loans."

We propose a revision to this footnote to say:
"The allowance for loan losses represents an amount which management judges to be adequate to absorb inherent risks in the loan portfolio. In reviewing the adequacy of the allowance, management considers the present status of the loan portfolio with particular emphasis on past due, non-accruing and other loans that management believes requires special attention. Internal factors, such as current trends in delinquencies and charge-offs, and anticipated changes in the composition of the portfolio, and external factors such as changes in the interest rate environment, the results of recent reviews by bank regulators, legislation affecting the banking industry and current local and national economic trends are also considered."

Further detail about our methodology will be included in Management’s Discussion and Analysis, as described below.

Mr. Kevin Vaughn, Branch Chief
United States Securities and Exchange Commission

Comment #2
Form 10-K, Management’s Discussion and Analysis, Loan Quality, page 15
 You have requested that we enhance our original disclosure, which includes the following statement: "…substantially all of the balance of the allowance was ‘general’ in nature, that is, it could not be specifically allocated to individual loans or major categories of loans." The full original disclosure with our proposed revisions follows. Please note that additions are underlined, and deletions are marked by strikethrough.

~~Loan Quality~~ Allowance for Loan Losses

The allowance for loan losses represents an allowance for potential losses in the loan portfolio. The allowance is increased by current period provisions recorded as expense and by recoveries of amounts previously charged-off . The allowance is decreased when loans are charged-off as losses. The adequacy of the allowance for loan losses is evaluated ~~periodically~~ at least quarterly based on a review of all significant loans, with a particular emphasis on non-accruing, past due, and other loans that management believes require attention. The determination of the allowance rests upon management's judgment about factors affecting loan quality and assumptions about the economy. Management considers the year-end allowance appropriate and adequate to cover ~~possible~~ inherent losses in the loan portfolio.~~; however, management's judgment is based upon a number of assumptions about future events, which are believed to be reasonable, but which may or may not prove valid. Thus,~~ However, there can be no assurance that charge-offs in future periods will not exceed the allowance for loan loss or that additional increases in the loan loss allowance will not be required.

It is the Company’s policy to evaluate loan portfolio risk for the purpose of establishing an adequate allowance. The allowance may include reserves for specific loans identified as substandard during management's loan review or the Company’s independent loan review or internal audit functions. For significant problem loans, management's review consists of evaluation of the financial strengths of the borrowers and guarantors, the related collateral, and the effects of economic conditions. The ~~overall~~ evaluation of the adequacy of the ~~total~~ allowance for loan losses  ~~is based on~~ includes an analysis of historical loan losses ratios, loan charge-offs, delinquency trends, and previous collection experience. Homogenous categories of loans are evaluated based on loss experience in the most recent five years, applied to the current portfolio. This formulation gives weight to portfolio size and loss experience for categories of real-estate secured loans, other loans to commercial borrowers, and other consumer loans. Management also considers external factors such as changes in the interest rate environment, the results of recent reviews by bank regulators, legislation affecting the banking industry and current local and national economic trends, ~~along with an assessment of the effects of external economic conditions.~~ The recent slow-down in the real-estate market has affected both the price and time to market residential and commercial properties. Management closely monitors such trends and the potential effect on the Company.

Mr. Kevin Vaughn, Branch Chief
United States Securities and Exchange Commission

Comment #2, Form 10-K, Management’s Discussion and Analysis, Loan Quality, page 15 (continued)

 The provision for loan losses is a charge to earnings in the current period to replenish the allowance and maintain it at a level management has determined to be adequate. No provision for loan losses was made in 2006, 2005, or 2004 due to low levels of delinquencies, minimal historical loan losses, conservative underwriting practices, and high asset quality. ~~Generally, the Company will not require a negative provision to reduce the allowance as a result of either net recoveries, or a decrease in loans.~~ If management’s methodology for assessing the adequacy of the allowance indicates that the allowance is less than required by generally accepted accounting principles, the allowance will be increased. If management’s assessment indicates that the allowance is materially higher than required by generally accepted accounting principles, the Company would seek concurrence of its banking regulators prior to recording a negative provision for the fiscal year.

~~Substantially all of the balance of the allowance as of December 31 2006, 2005, and 2004, is "general" in nature, that is, it cannot be specifically allocated among the major categories of loans in any meaningful manner. Management believes that this is consistent with the Company’s history of conservative underwriting, high asset quality, low levels of delinquency, and minimal loan losses. As of December 31, 2006, the allowance for loan losses was .93% of outstanding loans, down from 1.06% at December 31, 2005, and 1.33% at December 31, 2004.~~

Comment #3
Consolidated Financial Statements, Note 16. Fair Value of Financial Instruments, page 17
 You have requested that we enhance our original disclosure of our method for determining fair value of debt securities. Our original disclosure reads:
"The fair values of debt securities, which are provided by an independent third party, are estimated using a matrix that considers yield to maturity, credit quality, and marketability."

We propose a revision to say:
"The fair values of readily marketable debt securities are provided by an independent third party and are based on quoted market price. Debt securities that are not readily marketable are assigned values based on prices from multiple sources, mostly from dealers’ bids and offers."

Further explanation:
Quoted market prices are available for most, if not all, of our debt securities. At December 31, 2006, 82.3% of the carrying value of debt securities was invested in US Treasury Bills and Notes, 12.3% was invested in US Government Agency securities (FHLB), and 5.4% was invested in highly rated, general obligation municipal issues. It is these municipals that are most likely to be thinly traded. The Company subscribes to investment securities accounting services provided by M&T Bank (M&T). M&T obtains fair value data from Bloomberg, a recognized provider of international financial data.

Mr. Kevin Vaughn, Branch Chief
United States Securities and Exchange Commission

Request for prospective implementation
 We appreciate your suggestions for enhanced disclosure in our public filings. We respectfully request that these improvements be implemented prospectively. We base this request on the following points:

..We believe that while important, the areas of suggested improvement are not such that the Form 10-K filed on March 13, 2007, would prevent investors from reaching an informed decision about the Company’s financial condition, results of operation, or safe and sound operation as of December 31, 2006.

..We prefer not to have our annual report filed with SEC differ from the printed materials that have already been provided to our shareholders.

..To amend the previously filed annual report, we will incur costs to have our independent audit firm review and approve those changes that affect the audited financial statements.

..We are concerned about the reputation risk associated with amending our annual report, when the required amendments, in the view of management, would not positively or negatively influence the reader as to a decision regarding an investment in the company.

The undersigned acknowledge that:
... the Company will incorporate the revisions discussed in this letter in future applicable filings;
... the Company is responsible for the adequacy and accuracy of disclosure in the filing;
... comments by Commission staff or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the referenced filing; and
... the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

We appreciate the cooperative manner in which you and your staff have assisted us to improve compliance with disclosure requirements.

Sincerely,

/s/ Raymond M. Thompson
    Raymond M. Thompson
    Chief Executive Officer

/s/ Jennifer G. Hawkins
    Jennifer G. Hawkins
    Treasurer and Principal Financial Officer